UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 000-11412

(Check One):

☐ Form 10-K and Form 10-KSB	☒ Form 10-Q and Form 10-QSB
☐ Form 20-F	☐ Form 11-K	☐ Form N-SAR

For Period Ended: June 30, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Amtech Systems, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

131 South Clark Drive

Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85281

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The delay in filing Amtech Systems, Inc.’s Form 10-Q for the nine months ended June 30, 2003 is primarily attributable to an unexpected change in the accounting treatment for certain costs and further delayed by the power outage in New York City.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert T. Hass	(480)	967-5146
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the third quarter of fiscal 2003 totaled $3.6 million, a decrease of 18% from $4.4 million in the third quarter of fiscal 2002. Revenues for the nine months ended June 30, 2003 were $13.4 million, a 14% decline, compared to $15.5 million for the nine months ended June 30, 2002. The decline in revenue for the third quarter and nine months of fiscal 2003 is due to the sharp decline in net new orders during the first quarter of the current fiscal year and the fact that a significant portion of the backlog at the beginning of the third quarter was represented by a large order not scheduled for shipment until the fourth quarter. Also, the backlog that was approximately $6 million higher as of the beginning of fiscal 2002, than at the beginning of fiscal 2003 contributing to the higher revenue during the first two quarters of fiscal 2002. As a result, the Company has incurred a net loss of $.1 million and $.5 million during the third quarter and nine months ended June 30, 2003, respectively, compared to net income for the corresponding three and nine month periods of fiscal 2002 of $.1 million and $.3 million, respectively.

Amtech Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2003	By:	/s/ Robert T. Hass